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                                                 Exhibit 2.2



                      CLOSING AGREEMENT


     CLOSING AGREEMENT dated as of December 31, 1997 between and among Ceridian Corporation, a Delaware corporation ("Seller"), General Dynamics Corporation, a Delaware corporation ("Buyer"), General Dynamics Information Systems, Inc., a Delaware corporation and a wholly-owned subsidiary of Buyer (the "U.S. Acquisition Subsidiary"), and CDI Acquisition Company, a Nova Scotia unlimited liability company and a wholly-owned subsidiary of Buyer (the "Canadian Acquisition Subsidiary").

     Seller and Buyer are parties to an Asset Purchase Agreement dated as of November 3, 1997 (the "Purchase
Agreement") relating  to  the  acquisition by  Buyer  of  the assets and operations of Seller's Computing Devices International division. All capitalized terms used without definition in this Agreement will have the respective meanings provided in the Purchase Agreement.

     The parties have entered into this Agreement for the purpose of evidencing their agreement and understanding regarding certain matters relating to the consummation of the transactions contemplated by the Purchase Agreement.

     The parties hereto agree as follows:

     1. Assignment to Acquisition Subsidiaries. In accordance with the provisions of Section 9.7 of the Purchase Agreement, Buyer hereby (a) assigns to the U.S. Acquisition Subsidiary its rights under the Purchase Agreement with respect to the Assets, other than the capital stock of Computing Devices Canada Ltd., a corporation organized under the laws of Canada and a wholly-owned subsidiary of Seller ("CD Canada"), and CD Plus S.A.R.L., a corporation organized under the laws of France and a wholly-owned (excluding nominee shares) subsidiary of Seller ("CD Plus"), and delegates to the U.S. Acquisition Subsidiary its obligations under the Purchase Agreement with respect to the Assumed Liabilities (excluding any Assumed Liabilities relating to any of the CD Int Subsidiaries) and (b) assigns to the Canadian Acquisition Subsidiary its rights under the Purchase Agreement with respect to the capital stock of CD Canada. Buyer shall retain its rights under the Purchase Agreement with respect to the capital stock of CD Plus. The parties agree that the foregoing assignment and delegation shall not terminate, limit or reduce in any manner Buyer's obligations to Seller pursuant to the Purchase Agreement and the Buyer shall continue to be primarily liable to Seller with respect thereto.

     2. Time of Closing. The parties agree that the Closing shall be deemed for all purposes to have occurred as of 11:59
P.M., Central Standard Time, on December 31, 1997.

     3. Access to Parking. Seller agrees to provide the U.S. Acquisition Subsidiary with access to 150 parking spaces located on the "finger strip property" adjacent to the real property leased by Seller at 3101 East 80th Street,



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Bloomington, Minnesota, pursuant  to the  Agreement of  Lease dated December 13, 1962, as amended, between Raymond L. Flanagan & Company, Inc. and Control Data Corporation (the
"Lease").   Such  access  shall be  provided  without  charge
through March 31, 1999 and upon reasonable fair market terms from April 1, 1999 through the expiration of the current
renewal term of the Lease.   Seller and the U.S.  Acquisition
Subsidiary shall negotiate in good faith and execute an easement agreement or other appropriate instrument evidencing the agreement of the parties contained in this Section 3. In the event Seller determines to sell or assign the "finger
strip  property,"   Seller  shall   enter  into   appropriate
arrangements to cause the recognition of the rights of the U.S. Acquisition Subsidiary hereunder by the purchaser or assignee of such property.

     4. Certain Litigation Matters. Seller represents and warrants to Buyer that it has entered into a Stipulation for Compromise Settlement dated as of December 3, 1997 (the "Settlement") releasing Seller from liability with respect to all matters subject to the Department of Justice investigation disclosed in the Disclosure Schedule and that it has made all payments and taken all other actions necessary to satisfy its obligations under the terms of the Settlement. Seller shall assist Buyer, at Buyer's request from time to time, in enforcing the provision of the Settlement and shall indemnify, defend and hold harmless each of the Buyer Indemnified Parties from and against any and all Damages incurred by any of the Buyer Indemnified Parties as a result of or in connection with the matters subject to the Settlement.

     5. Modifications to Ancillary Agreements. The parties acknowledge that the Transition Services Agreement, Personnel Agreement and Tax Matters Agreement executed and delivered by the parties as of the date hereof contain certain modifications agreed upon by the parties since the date of the Purchase Agreement and that such executed agreements accordingly differ from the forms of agreement attached as exhibits to the Purchase Agreement. The parties agree that the agreements executed and delivered by the parties as of the date of this Agreement shall be deemed to supersede and replace in their entirety the forms of agreement attached as exhibits to the Purchase Agreement.

     6. Terms of Purchase Agreement to Control. The parties agree that notwithstanding the terms of the instruments of assignment executed in connection with the assignment and transfer of certain of the Assets, the rights and obligations of the parties with respect thereto shall in all cases be determined in accordance with the provisions of the Purchase Agreement and, in the event of any inconsistency between the provisions such instruments and the Purchase Agreement, the provisions of the Purchase Agreement shall govern and control.

     7. Transfer of Pension Assets. Under Section 4.1(b) of the Personnel Agreement, the parties have agreed to transfer certain assets from the Master Trust to the Successor Trust (as those terms are defined in the Personnel Agreement). In connection with the transfer of assets, the parties further agree to the following:

                            2


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     (a)  Effective December 31, 1997, Seller will cause  the
Master Trust to transfer to the Successor Trust that portion of the assets of the Master Trust allocable to the CD Int Retirement Plan (as the term is defined in the Personnel Agreement) in the manner set forth in paragraphs 7(b) - (e).
 The CD Int Retirement Plan's allocable share of the assets of the Master Trust as of December 31, 1997 will be determined by the trustee of the Master Trust in accordance with the terms of the applicable Master Retirement Trust Agreement and the settlement liability allocation described in paragraph 7(f).

     (b) The CD Int Retirement Plan's allocable share of the following securities and cash maintained in the Master Trust as of December 31, 1997 shall be transferred in-kind to the Successor Trust:

          (1) The securities and cash as of that date in investment accounts within the Master Trust managed by the following investment managers: Jennison Associates Capital Corp.; Neuberger & Berman; J.&W. Seligman & Co. Incorporated; GlobeFlex Capital, L.P.; Loomis, Sayles & Company, L.P.; and Investment Advisers, Inc. Securities in each of these investment accounts will be allocated on a holding by holding basis, with the amount of each security to be received by the Successor Trust to be rounded down to the nearest round lot (100 shares in the case of equities, $1,000 principal amount in the case of debt securities). The Master Trust will concurrently transfer to the Successor Trust cash in an amount equal to the closing market value on December 31, 1997 of the odd-lot securities that would otherwise have been part of the CD Int Retirement Plan's allocable share of the securities in these investment accounts.

          (2) The participating units, cash and other securities as of that date in the investment account within the Master Trust managed by ERE Yarmouth Prime
     Property Fund.

          (3) The securities and cash as of that date in the Imprest Account within the Master Trust.

     (c) The CD Int Retirement Plan's allocable share of the participating units and cash as of December 31, 1997 in the investment account within the Master Trust managed by Bankers Trust Company shall be redeemed by Bankers Trust Company on December 31, 1997 and the proceeds of such redemption transferred from the Master Trust to the Successor Trust at the time of the transfer contemplated by paragraph 7(b). The CD Int Retirement Plan's allocable share of the participating units and cash as of December 31, 1997 in the investment account within the Master Trust managed by Bank of Ireland Asset Management Limited ("Bank of Ireland") shall be redeemed by Bank of Ireland as of January 2, 1998 and the proceeds of such redemption transferred directly from Bank of Ireland to the Successor Trust. Seller shall cause any necessary redemption requests to be provided to Bankers Trust Company and Bank of Ireland, and Buyer shall join in such requests or provide such additional notices as Bankers Trust Company or Bank of Ireland may reasonably require.

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     (d)  The value, as of  December 31, 1997, of the CD  Int
Retirement Plan's allocable share of the limited partnership interests and other securities maintained in the Master Trust in the real estate and venture capital limited partnerships and funds listed in Exhibit B attached hereto shall be transferred in cash from the Master Trust to the Successor Trust. The value of such limited partnership interests and securities as of December 31, 1997 shall be as determined in
the  ordinary  course  by   the  general  partners  of   such
partnerships and the managers of such funds and expressed in statements of account dated as of December 31, 1997 issued by
the trustee of  the Master Trust.   At the  same time as  the
transfer contemplated by paragraph 7(b), an estimate of the amount to be transferred under this paragraph 7(d) shall be transferred to the Successor Trust utilizing the value of
such  limited   partnership  interests   and  securities   as
expressed in statements of account  issued by the trustee  of
the Master  Trust  as of  November  30,  1997.   As  soon  as
administratively practicable  after  the  December  31,  1997
valuations  from  the  general  partners  and  managers   are
available, the Master Trust will transfer to the Successor Trust the amount by which the December 31, 1997 value of the CD Int Retirement Plan's allocable share of such limited partnership interests and other securities exceeds the amount of the estimated payment, or the Successor Trust will transfer to the Master Trust the amount by which the estimated payment exceeds the December 31, 1997 value of the CD Int Retirement Plan's allocable share of such limited partnership interests and other securities, in either case together with interest at the Applicable Rate (as defined in paragraph 7(g)) from January 1, 1998 through the day prior to such transfer.

     (e) The parties acknowledge and agree that the CD Int Retirement Plan checking account maintained with the trustee of the Master Trust, and all cash therein, shall, at the time the transfer contemplated by paragraph 7(b) occurs, be transferred to the trustee of the Successor Trust, which shall initially be First Trust National Association.

     (f) Section 4.5(i) of the Asset Purchase Agreement requires Seller not to permit the CD Int Retirement Plan to pay consideration in excess of $3,000,000 in connection with the settlement of the matter captioned Kenneth Kiefer et al.
v. Ceridian Corporation et al. between November 3, 1997 and the Closing Date. Because the amount of the settlement allocable to the CD Int Retirement Plan will not be known by the Closing Date, the parties agree that as of the Closing Date, an allocation of $3,000,000 of settlement liability to the CD Int Retirement Plan is reasonable and appropriate. The parties further agree that:

          (1) If the final allocation of liability to the CD Int Retirement Plan is less than $3,000,000, then as soon as administratively practicable after Seller receives the final allocation schedule from plaintiffs' counsel, Seller will cause the Master Trust to transfer to the Successor Trust cash in the amount by which $3,000,000 exceeds the liabilities allocated to the CD
     Int Retirement Plan together with interest thereon at the Applicable Rate for the period from January 1, 1998 through the day prior to such transfer.

          (2) If the final allocation of liability to the CD Int Retirement Plan is more than $3,000,000, then as soon as administratively practicable after Seller receives the final allocation schedule from plaintiffs' counsel, Seller will forward to Buyer a copy of the schedule. As soon as administratively practicable after receiving the schedule, Buyer will cause the Successor Trust to transfer to the Master Trust cash in the amount by which the liabilities allocated to the CD Int Retirement Plan exceeds $3,000,000, together with interest thereon at the Applicable Rate for the period from January 1, 1998 through the day prior to such transfer. Within ten business days after receipt of that transfer by the Master Trust, Seller will make a cash payment to Buyer in the same amount and Buyer will make a contribution to the Successor Trust with respect to the CD Int Retirement Plan in the same amount within ten business days after the end of the calendar quarter during which Buyer received the payment; provided that if Buyer determines that the contribution would not be fully deductible for federal income tax purposes for the taxable year of the Buyer in which the contribution would otherwise be made, Buyer may defer the portion of the contribution that would not be deductible until the first taxable year of Buyer for which such portion would be deductible for federal income tax purposes and will make such contribution on or as soon as administratively practicable after the first day of such taxable year.

     (g) For purposes of this Section 7, Applicable Rate means an annual rate of interest equal to the closing yield reported in the Wall Street Journal for 3 month Treasury bills as of December 31, 1997. This rate shall be applied for the actual number of days principal amounts are outstanding.

     8. Allocation of Purchase Price. The parties agree that $287 million of the Cash Portion of the Purchase Price shall be allocated to the capital stock of CD Canada. In the event the amount of the Cash Portion of the Purchase Price is adjusted pursuant to Section 1.4 of the Agreement, the parties agree that the foregoing amount allocated to the capital stock of CD Canada will be increased or decreased, as appropriate, to reflect any change in the consolidated net assets of CD Canada between September 30, 1997 and the Closing Date.

     9.  Assignment of Bank Accounts.

          (a) The parties agree that as of the Closing Seller shall assign and transfer to the U.S. Acquisition Subsidiary the bank accounts relating to the CD Int Business listed on Exhibit B to this Agreement (collectively, the "Transferred Bank Accounts"). Seller agrees to take all other necessary or desirable actions reasonably requested by Buyer to evidence and confirm the foregoing assignment and transfer.

          (b) Buyer shall cause the payroll accounts included in the Transferred Bank Accounts to be funded in an amount sufficient to satisfy all payroll obligations of the United States operations of the CD Int Business for the pay period ending December 31, 1997. Buyer agrees that Seller may remove all or a portion of the other cash held in the Transferred Bank Accounts prior to the Closing; provided however, it is understood that notwithstanding any contrary provision in the Asset Purchase Agreement any cash balances in the Transferred Bank Accounts shall be included as an asset on the Final Audited Closing Statement of Net Assets. Seller acknowledges that it shall not be entitled to remove any cash held an any bank account maintained by CD Canada, the CD U.K. Subsidiaries and CD Plus.

          (c) Buyer and the U.S. Acquisition Subsidiary acknowledge that certain checks drawn on the Transferred Bank Accounts have been issued but not presented for payment as of the Closing Date and that the liability to fund the Transferred Bank Accounts to satisfy such outstanding checks is an Assumed Liability under Section 1.2(b) of the Purchase Agreement.

          (d) Buyer and Seller agree that for purposes of calculating the Closing Date Net Assets pursuant to Section
1.4 of the Purchase Agreement, a liability shall be recorded on the Final Audited Closing Statement of Net Assets in an amount equal to the aggregate amount of outstanding checks issued but not presented for payment as of the Closing constituting Assumed Liabilities in accordance with Section 1.2(b) of the Purchase Agreement. No liability shall be recorded on the Final Audited Closing Statement of Net Assets with respect to outstanding payroll checks to the extent such checks have been funded by Seller pursuant to Section 9(b) above.

     10. Effect on Purchase Agreement. Except as expressly provided in this Agreement, the Purchase Agreement shall continue and be in full force and effect as originally executed and delivered by the parties.

     IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.


                         CERIDIAN CORPORATION

                         By

                         Its



                         GENERAL DYNAMICS CORPORATION

                         By

                         Its



                         GENERAL DYNAMICS INFORMATION
                         SYSTEMS, INC.

                         By

                         Its


                         CDI ACQUISITION COMPANY

                         By

                         Its


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